Patricia Seybold Group
Trusted Advisors to Customer-Centric Executives
ATG Acquires Primus
Complementary Companies and Complementary Products
Can Improve Your Customer Experience
By Mitchell I. Kramer
Sr. VP and Sr. Consultant, Patricia Seybold Group

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210 Commercial Street, Boston, MA 02109 • Phone 617.742.5200 • Fax 617.742.1028 • www.psgroup.com

Customer-Centric Solutions / Perspective

ATG Acquires Primus
Complementary Companies and Complementary Products Can Improve Your Customer Experience

By Mitchell I. Kramer, Sr. VP and Sr. Consultant, Patricia Seybold Group	August 19, 2004

THE DEAL

     On August 10, Art Technology Group Incorporated (ATG) announced its intention to acquire Primus Knowledge Systems Incorporated (Primus). It’s an all stock deal valued at approximately $30 to $33 million and expected to close during the fourth quarter of this year. We think that the combined company will be greater than the sum of its parts. This is a really good match because the companies share the following:

•	Similar corporate strategies

•	Similar target markets

•	Complementary product lines with little or no overlap

     Not only that, but we think the new, combined company is positioned to grow and profit from one of the hottest market trends we’ve seen in a while: cross-channel, cross-lifecycle customer service. The new company’s products will help make it easier for your customers to do business with you.

     Let’s take a closer look at why we think the new, combined company will be a winner.

COMPANY STRATEGIES

     When PeopleSoft bought Vantive, Siebel bought Scopus, and E.piphany bought Octane, it was easy to see their synergy and to understand the attraction and the need. Each of these acquisitions added contact-center-based customer support to the acquirer’s CRM offering. On the other hand, when HP bought Compaq, we, and most others, scratched our heads, wondering about the fit between the two. What’s the fit between ATG and Primus? We think that there’s potential for very good synergy.

     In Table A, we take a high level look at the strategies of the two companies—their corporate and product strategies, their target markets, and their distribution channels. Our analysis follows.

Company Strategies
Table Category	ATG	Primus
Corporate Strategy	ATG develops, markets, sells, and supports application software for creating and managing cross-channel, cross-lifecycle customer experiences

ATG’s software supports Web, in-store, kiosk, mobile device, and call center channels

ATG’s software implements marketing, sales, and service business processes.	Primus develops, markets, sells, and supports application software for enhancing and managing cross-channel, cross-lifecycle customer experiences.

Customer experiences are enhanced by applying knowledge to customer interactions, delivering direct and relevant answers to customers’ questions.

Primus’s software supports marketing, sales, and service business processes.

Customer Scenario and Customers.com are registered trademarks and Customer Flight Deck and Quality of Customer Experience (QCE) are service marks
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2 • ATG Acquires Primus

Company Strategies (continued)
Table Category	ATG	Primus
Corporate Strategy (continued)	ATG also develops software that supports its applications. This software includes a portal platform, a data and content access interface, a personalization engine, and an event-driven, context-persistent scenario manager.	Primus’s software supports Web and call center channels. Primus also develops software that supports customer interactions through email management, chat, and wireless.

Target Companies	Global 2000	Global 2000

Target Industries (Items in bold are shared targets.)	• Consumer products • Financial services • Government • Media and entertainment • Retail • Services industries • Telecommunications	• Financial Services • Government • High-tech • Manufacturing • Outsourced Services Providers • Retail • Telecommunications

Distribution Channels	Direct sales	Direct sales

© 2004 Patricia Seybold Group, Inc.

Table A. Key elements of ATG’s and Primus’s company strategies are compared in this table.

Complementary Corporate Strategies

     The corporate strategies are perfectly complementary. ATG software creates and manages the customer experience for marketing/merchandising, sales, and service primarily on online channels. Primus software enhances that customer experience through search and knowledge management technology. ATG customers have always had to purchase and integrate into their environments the kinds of capabilities offered by Primus software. Primus customers typically add ATG software to improve the customer experience of their CRM environments. We’ve had many clients who have added Primus or Primus-like capabilities to the cross-channel customer experiences that they’ve created with ATG or ATG-like software. The acquisition lets customers get the whole deal from a single supplier. That makes sense.

Complementary Markets

     Both ATG and Primus target companies in the Global 2000, and their target industry segments have a lot of overlap. Both target financial services, government, retail, services, and telecommunications. In addition, while it’s not explicitly called out in the list of target industry segments, we know that ATG has been very successful in high-tech. And high-tech is another of Primus’s targets.

     Are there any negative business implications from this overlap? None that we can see, for the following reasons:

•	Both ATG and Primus understand the customer and industry requirements of large companies in the same industry segments.

•	Both ATG and Primus have been successful in marketing, selling, and supporting similar customers.

•	ATG’s customers will find Primus’s products highly complementary to the ATG products that they’ve already implemented.

•	Primus’s customers will find ATG’s products highly complementary to the Primus products that they’ve already implemented.

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Perspective • 3

•	Joint customers will get better support and have their future requirements addressed more comprehensively, consistently, and quickly.

     So ATG’s customers and Primus’s customers both win. They can get more of what they need to deliver cross-channel customer experiences from one company. And that one company understands their businesses and their requirements.

THE PRODUCTS

ATG Products

     ATG was a pioneer in Java development. The company started out as a programming and consulting shop but quickly evolved, quite successfully we might add, to become an ISV. Dynamo was ATG’s first product offering. Introduced in the early 1990s, Dynamo was a runtime infrastructure for Java applications. It became one of the first Web application servers, preceding J2EE by several years. In fact, ATG was a contributor to the J2EE specification. Dynamo also included very good personalization capabilities. ATG added ecommerce functionality to Dynamo in about 1996. With the standardization and commoditization of Web application infrastructures, ATG has moved up from infrastructure into Web applications, always building its products in-house, in Java. The current product line is listed and briefly described in Table B.

ATG Products
Application Products	Description
ATG Commerce	ATG Commerce is an ecommerce application that provides merchandising, selling, and customer service functionality for B2B and B2C applications.

ATG Adaptive Assistance	ATG Adaptive Assistance is ATG’s first customer self-service offering. The product seamlessly combines natural language search of a knowledgebase with access to and updates of transactional information such as customer and order data. The combination produces highly accurate and personalized answers to customers’ questions.

ATG Outreach	ATG Adaptive Customer Outreach provides the mechanisms and the tools for designing and delivering event-based service/support campaigns. For example, a service campaign that offers maintenance renewals can be driven by an event on customers’ purchase anniversaries.

ATG Campaign Optimizer	ATG Campaign Optimizer provides mechanisms to test and measure Web and email campaigns. It gives marketers the capabilities to assign different offers to different members of a campaign’s target segment.

Infrastructure Product	Description
ATG Scenario Engine	The ATG Adaptive Scenario Engine is the underlying technology platform for all of ATG’s applications. The Engine includes data access, personalization, and scenario management capabilities. ATG’s scenarios are similar to our Customer Scenarios. They maintain context across a series of interactions that may be sequential, conditional, or event driven.

ATG Portal	ATG Portal is a comprehensive portal platform. The data access, personalization, and scenario management capabilities of the ATG Engine support the portal environment.

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4 • ATG Acquires Primus

ATG Products (continued)
Infrastructure Product	Description
ATG Content Admin	ATG Content Administration content management system is designed to support ATG’s applications and portal. It’s an alternative to purchasing and implementing a full-blown content management system.

© 2004 Patricia Seybold Group Inc.

Table B. ATG’s current products are listed and described in this table. We’ve divided the offerings into the categories of applications and infrastructure products.

     Within the infrastructure products, the ATG Scenario Engine deserves special mention. ATG introduced Scenario Server in 2000. We loved it. Scenario Server seemed to us to be the way to implement our Customer Scenarios®. It was an infrastructure for supporting and managing the multistep, multisession journeys that customers take to do their work. ATG never seemed to take as broad or as customer-centric a view as us, positioning the technology more as a personalization enhancement. With its move toward applications, ATG is moving closer to customers. Its approach to scenarios is now more in line with our view. ATG is using scenarios to help its customers support their own customers.

     In the area of applications, ATG has recently expanded beyond ecommerce. Two years ago, ATG announced a product strategy focusing on customer self-service. Initially, there wasn’t much product behind the strategy. It was mostly a few new features and a new positioning of the old products. This spring, ATG more fully articulated this strategy and began to fulfill it with the introduction of ATG Adaptive Assistance. Its best feature is the integration of operational customer, order, and support information with the search and knowledge management capabilities common to the latest self-service approaches. We think ATG is really on to something.

Primus Products

     Primus was a pioneer in knowledge management and its application to customer support. Primus founded the Customer Support Consortium for Service Innovation in 1992 to gather the requirements for the ideal knowledge management system from 24 leading technology companies. Primus’s foundation product, Primus eServer, a client/server customer support offering, was based on those requirements. Since the introduction of eServer, Primus has moved to the Web and has evolved its product line through acquisition, but it has kept its product focus on knowledge management and support. The current product line is listed and briefly described in Table C.

Primus Products
Name	Description
Primus KnowledgeCenter for Customer Service	Primus KnowledgeCenter for Customer Service helps customer service representatives and customers diagnose and resolve product problems via self-service or assisted service techniques, using a range of problem solving methodologies including natural language search, browsing, guided interaction, and decision trees. The product includes tools for authoring, reviewing, and publishing knowledge; for taxonomy and indexing management; and for analyzing the customer experience. Packaged integration tools are available for integration with leading CRM products.

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Perspective • 5

Primus Products (continued)
Name	Description
Primus KnowledgeCenter for Self-Service	Primus KnowledgeCenter for Self-Service is designed for customer, employee, and partner self-service in any application area. Self-service is delivered through natural language search, browsing, expert and peer recommendations, and guided interaction with a knowledgebase created and managed with the product’s tools.

Primus Communication Center	Primus Communication Center is a collection of communications offerings that supports customer and employee interactions. The offerings provide email management, chat, campaign management, and mobile messaging capabilities.

Primus Enterprise Search	Primus Enterprise Search is a premium search engine that supports natural language processing. This offering is a key component of all the KnowledgeCenter products.

© 2004 Patricia Seybold Group Inc.

Table C. Primus’s current products are listed and described in this table.

     Note that Primus also offers KnowledgeCenter versions for Help Desk and Field Service. As the Customer Company, we’ve focused on its customer-facing offerings.

     Let’s take a closer look at how Primus has used the acquisition route to expand its products. The mileposts on this route are:

•	In 2001, Primus acquired Answer Logic to expand its natural language processing capabilities.

•	In August 2003, Primus acquired Broad Daylight to enhance its self-service capabilities.

•	In December 2003, Primus acquired Amacis to expand its electronic communications management.

     All three acquisitions added complementary capabilities to Primus’s products. Answer Logic brought natural language search, the basis for Primus Enterprise Search. Broad Daylight expanded Web self-service. And Amacis added email management and mobile messaging, key components of Primus Communication Center.

     Primus’s products have always been and continue to be customer service applications. The product line is deep and focused.

The Product Fit

     ATG’s products fit very nicely with Primus’s products. There’s virtually no overlap, but there’s the potential for great synergy. As we mentioned in comparing the company strategies, ATG’s products let you create and manage a customer experience. Primus’s products let you enhance that customer experience. The product fit question is whether Primus’s products can enhance the customer experience created with ATG’s products. The answer is yes. Here are just a few reasons why:

•	Today, ATG Adaptive Assistance integrates iPhrase for search and knowledge management. Replacement of iPhrase with Primus KnowledgeCenter is an obvious first step. (Note: We stated earlier in this report that the acquisition is a win for both ATG’s customers and Primus’s customers. Those ATG customers who have already purchased and implemented the iPhrase version of ATG Adaptive Assistance certainly won’t think that they’ve won.)

•	ATG Engine and ATG Commerce don’t currently support chat. Adding the chat capabilities of Primus Communication Center would add assisted service, making ATG’s customer experience truly cross channel.

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6 • ATG Acquires Primus

•	Separately, Primus Communication Center, ATG Campaign Optimization, and ATG Outreach offer rudiments of real campaign management. Together, they can approach more substantial, more complete capabilities.

     So, the functionality is a good fit. What about the integration? Today, Primus offers integration with CRM products from Amdocs, Kana, Onyx, People-Soft, SAP, and Siebel. ATG offers packaged integration with Siebel. These can be complex integrations. Integration of ATG and Primus should be way easier. Both companies know how to do integration. Both companies’ products are built on Java and J2EE technology.

     ATG won’t be the only company that combines marketing, sales, and service with search and knowledge management. Companies like Kana and Kanisa already play in this space. CRM and ecommerce companies, by integrating their products with search and knowledge management technologies from companies like InQuira and iPhrase, are there, too. That ATG will be a single supplier of both technologies and that ATG also supports the entire customer lifecycle is currently an edge. This edge is dulled a little because ATG is not as strong in supporting assisted channels as self-service channels.

THE COMPANIES

     ATG and Primus are not the healthiest companies from a financial perspective. ATG has struggled since the dot-com bust and the global economic downturn. The same is true for Primus. In fact, Primus has operated at a loss for the past six years. Its operating expenses consistently outrun revenues, although it was profitable for the last two quarters of 2003.

     Table D presents a few high level company metrics and gives a capsule comparison of the two companies from a viability perspective.

Company Comparison
	ATG	Primus
Founding	1991	1986

Ownership	Public (NASDAQ: ARTG)	Public (NASDAQ: PKSI)

Headquarters	Cambridge, MA	Seattle, WA

Employees	324	155

Customers	approximately 900	approximately 200

2003 Revenue	72.5	25.0

2003 License Revenue	27.2	10.7

2003 Net income	4.2	(2.9)

1Q 2004 Revenue	16.8	6.1

1Q 2004 License Revenue	6.4	1.7

1Q 2004 Net Income	(1.8)	(3.0)

2Q 2004 Revenue	14.3	5.8

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Perspective • 7

Company Comparison (continued)
	ATG	Primus
2Q 2004 License Revenue	3.1	1.5

2Q 2004 Net Income	(4.2)	(2.1)

© 2004 Patricia Seybold Group Incorporated

Table D. This table compares key company metrics of ATG and Primus. (All revenue and income figures are in millions of U.S. dollars.)

     Separately, neither ATG nor Primus is robust fiscally. Going forward, does the combined company have better prospects for viability than its individual components? We think so. First, together, the two can create some operational efficiencies and reduce costs. Both approach the same markets, even the same customers with direct sales. Both have corporate and product strategies of customer self-service. So, there’s the potential to reduce sales and marketing expenses (as well as administrative expenses) and improve the bottom line. In the release announcing the acquisition, the companies estimated that this saving would be between $10 to $15 million annually. They only need about half that to become profitable. Second, and more significantly, the combined company addresses customer requirements in a hot market with a more complete solution than the separate companies. We think that the time is right for customer self-service. Crisp execution in company consolidation, product integration, and market positioning and messaging are the keys to success.

ATG AND PRIMUS MAKE A GOOD MATCH

     ATG and Primus make a very good match. We’ve discussed the ways that their strategies mesh: Primus software enhances the customer experience that ATG software creates. We’ve pointed out that their target markets have been virtually identical: Global 2000 companies in many of the same industries. And their products are perfectly complementary with obvious points of integration.

     Viability is the only issue. But the combined company may have the critical mass, the opportunities for efficiency, and the right timing to grow and profit.

     We feel strongly that you should be delivering rich and relevant cross-channel, cross-lifecycle experiences to your customers. The new ATG can help you.

© 2004 Patricia Seybold Group	Unauthorized redistribution is a violation of copyright law.